EXHIBIT 1.2

FORM OF
HARTMAN vREIT XXI, INC.

Up to $269,000,000 of Common Stock

SOLICITING DEALER AGREEMENT

This Soliciting Dealer Agreement (the "Agreement") dated _____ , ___ 201__, is between Hartman vREIT XXI, Inc., a Maryland corporation (The "Company"), D.H. Hill Securities LLLP (the "Dealer Manager") and _____ , (the Soliciting Dealer").

WHEREAS, The Company desires to offer for sale up to $269,000,000 in its common stock (the "Shares") to the public pursuant to a registration statement filed with the Securities and Exchange Commission (the "SEC") on Form S-11 (as amended from time to time, the "Registration Statement"). The offering prospectus, including each and every supplement and post-effective amendment thereto are hereinafter referred to as the Prospectus (the "Prospectus").

 The Shares are to be issued and sold for $10.00 per Share, with discounts available to investors who purchase more than 25,000 shares and certain other categories of purchasers.   There shall be a minimum purchase by any one person of 1,000 Shares, except as otherwise indicated in the Prospectus or in any letter or memorandum from the Company to the Dealer Manager. Terms not defined herein shall have the same meaning as in the Prospectus.

        The undersigned Dealer-Manager has entered into a Dealer-Manager Agreement (as amended and restated, the "Dealer-Manager Agreement") with the Company pursuant to which the Dealer-Manager has agreed to use its best efforts to form and manage a group of securities dealers (the "Soliciting Dealers") consisting of brokers and dealers who shall be members in good standing of the Financial Industry Regulatory Authority ("FINRA"), for the purpose of soliciting purchasers of the Shares. You are invited to participate as one of the Soliciting Dealers and, by your confirmation hereof, you agree to continue to act in such capacity and to use your best efforts, in accordance with the following terms and conditions, to obtain purchasers of Shares.

SECTION 1. SOLICITATION.

        You hereby agree to solicit, as an independent contractor and not as the agent of the Dealer-Manager or the Company, persons acceptable to the Company who will acquire Shares. In connection with the execution of this Agreement and your solicitation of purchasers of the Shares, you hereby acknowledge that no subscriptions for Shares will be effective unless and until accepted by the Company and hereby covenant, represent and warrant to the Dealer-Manager and the Company as follows:

    (a) Solicitation and other activities by you hereunder shall be undertaken only in accordance with this Agreement, the Securities Act of 1933, as amended (the "1933 Act") and the applicable rules and regulations of the SEC.

    (b) You hereby acknowledge receipt of copies of the Prospectus describing the terms of the Offering and the Shares offered thereby, including the Subscription Agreement as an attachment thereto. Additional copies of the Prospectus will be supplied in reasonable quantities upon your request. Neither you nor any other person is authorized by the Company to give any information or make any representations in connection with this Agreement or the Offering of the Shares other than those contained in the Prospectus and other authorized solicitation material furnished by the Company or the

Dealer-Manager ("Authorized Sales Literature"). Without limiting the generality of the foregoing, you agree not to publish, circulate or otherwise use any other advertisement or solicitation material other than Authorized Sales Literature. Further, you agree that should you distribute any Authorized Sales Literature to prospective purchasers, such distribution shall be accompanied or preceded by the Prospectus as then currently in effect.

(c) You represent that you have not engaged, and agree that you will not engage, in any activity in respect of the Shares in violation of the Securities Exchange Act of 1934, as amended (the "1934 Act"), including Rule l0b-6 thereunder.

(d) You represent and warrant that in recommending to a potential investor the purchase of Shares, you or someone associated with you shall have reasonable grounds to believe, on the basis of information obtained from the potential investor concerning his investment objectives, other investments, financial situation and needs, and any other information known by you or such person associated with you, that:

(i) The potential investor has a net worth sufficient to sustain the risks inherent in an investment in the Company, including loss of investment and lack of liquidity; and

(ii) An investment in the Company is otherwise suitable for such potential investor.

You further agree to provide the Company with all the information you obtained to determine a potential investor's suitability.

(e) You agree to instruct subscribers to make their checks payable to "UMB Bank, N.A. as escrow agent for Hartman vREIT XXI, Inc." until such time as the Soliciting Dealer is informed that the minimum escrow offering amount has been reached, and after the minimum offering requirements, the checks should be made payable to "Hartman vREIT XXI, Inc. Any Soliciting Dealer receiving a check not conforming to the foregoing instructions shall return such check directly to such subscriber no later than the end of the next business day following its receipt. Checks received by Soliciting Dealers which conform to the foregoing instructions shall be transmitted to the Escrow Agent until such time as the Soliciting Dealer is informed that the minimum escrow amount has been reached and at such time checks should be transmitted to the Transfer Agent, Phoenix American Financial Services, 2401 Kerner Blvd., San Rafael, CA 94901 (the "Transfer Agent") with accompanying subscription documents, pursuant to one of the following methods:

(i) Where, pursuant to a Soliciting Dealer's internal supervisory procedures, internal supervisory review is conducted at the same location at which subscription documents and checks are received, such checks will be transmitted by noon of the next business day following receipt by the Soliciting Dealer; and

(ii) Where, pursuant to a Soliciting Dealer's internal supervisory procedures, final internal supervisory review is conducted at a different location, checks will be transmitted by noon of the next business day following receipt by the Soliciting Dealer to the office of the Soliciting Dealer conducting such final internal supervisory review (the "Final Review Office"). The Final Review Office will in turn transmit such checks for deposit to the Escrow Agent or Transfer Agent (as applicable) by noon of the next business day following receipt thereof by the Final Review Office.

(f) You will maintain in your files documents disclosing the basis upon which the determination of suitability was reached as to each potential investor. You hereby represent that you will communicate to each of your sales agents, representatives and other appropriate persons associated with you the above-referenced suitability standards. Notwithstanding the provisions of this Section 1, you shall not execute any transaction in the Company in a discretionary account without prior written approval of the transaction by the potential investor.

(g) Prior to participating in the Offering, you or a person associated with you shall have reasonable grounds to believe, based on information made available to you or such person by the Company through the Prospectus or other materials, that all material facts are adequately and accurately disclosed and provide a basis for evaluating the Company.

(h) In determining the adequacy of disclosed facts pursuant to Section 1(g) hereof, you or a person associated with you shall obtain information on material facts relating at a minimum to the following, if relevant in view of the nature of the Company:

(i) items of compensation;
(ii) physical properties;
(iii) tax aspects;
(iv) the Company's conflicts and risk factors; and
(v) appraisals and other pertinent reports.

(i) For purposes of Sections 1(g) and 1(h) hereof, you or a person associated with you may, in your sole discretion, rely upon the results of an inquiry conducted by another member or members of FINRA, provided that:

(i) You or such person associated with you has reasonable grounds to believe that such inquiry was conducted with due care;
(ii) The results of the inquiry were provided to you or such person associated with you with the consent of the FINRA member or members conducting or directing the inquiry; and
(iii) No FINRA member that participated in the inquiry is a sponsor of the Company or an affiliate of such a sponsor.

(j) Prior to executing a purchase transaction in the Company, you or a person associated with you shall inform the prospective investor of all pertinent facts relating to the liquidity and marketability of an investment in the Shares.

(k) You shall not, directly or indirectly, pay or award any finder's fees, commissions or other compensation to any person engaged by a potential investor for investment advice as an inducement for such advisor to advise the purchase of Shares; provided, however, that normal sales commissions payable to a duly registered broker-dealer who is a member firm of FINRA or persons properly licensed with you, for selling Shares shall not be prohibited hereby.

(l) You shall comply with all rules and regulations relating to the suitability of investors including, without limitation, the provisions of Article III.C of the Statement of Policy Regarding Real Estate Investment Trusts of the North American Securities Administrators Association, Inc.

(m) So long as the Shares have not been listed on a national securities exchange or market, you shall, in recommending the purchase, sale or transfer of Shares to an investor, (i) inform such investor of all pertinent facts relating to the liquidity and marketability of Shares; and (ii) have reasonable grounds to believe, based on information obtained from the investor, that an investment in the Shares is suitable for such investor.

SECTION 2. COMPENSATION OF SOLICITING DEALERS.

Except as otherwise provided in the "Plan of Distribution" section of the Prospectus, the Dealer-Manager will re-allow to Soliciting Dealers as compensation for their services hereunder, a portion of the selling commission that Dealer-Manager receives from the Company in an amount up to seven per cent (7%) of the purchase price for each Share sold to a subscriber through such Soliciting Dealer's efforts with respect to the Offering. A Soliciting Dealer shall be entitled to the foregoing compensation only if (i) the insertion of such Soliciting Dealer's name has been made in the Subscription Agreement relating to the subscriber's Shares, (ii) an account executive from such Soliciting Dealer has executed the certification contained in Part 8 of the subscriber's Subscription Agreement, (iii) such Soliciting Dealer has executed this Agreement in the form hereof and delivered it to the Dealer-Manager, and (iv) the subscriber is admitted as a stockholder for the number of Shares indicated in his Subscription Agreement.

SECTION 3. BLUE SKY AND SECURITIES LAWS.

The Dealer-Manager assumes no obligation or responsibility in respect of the qualification of the Shares under the laws of any jurisdiction. The blue sky survey for the Company indicates or will indicate the jurisdictions where it is believed that offers and sales of the Shares may be effected under the applicable blue sky or state securities laws. In effecting offers or sales in a jurisdiction, you will comply with all special conditions and limitations imposed by such jurisdiction, as set forth in the blue sky survey for the Company. If the blue sky survey for the Company is not enclosed herewith, it will be made available to you at a later date. In no circumstances will you, as a Soliciting Dealer, engage in any activities hereunder in any jurisdiction (a) which is not listed in the blue sky survey as a jurisdiction where offers and sales of the Shares may be effected under the blue sky or state securities laws of such jurisdiction or (b) in which you may not lawfully so engage. The blue sky survey shall not be considered Authorized Sales Literature.

SECTION 4. TERMINATION.

This Agreement may be terminated by written notice sent or delivered to you by the Dealer-Manager, or upon the expiration or termination of the Offering of Shares, provided, however, that such termination shall not relieve the Dealer-Manager of the obligation to pay when due all fees payable to you hereunder or its obligations referred to under Section 6 hereof, and shall not relieve you of any obligation or any liability under this Agreement, and all representations and warranties shall survive the termination of this Agreement.

SECTION 5. LIABILITY OF THE PARTIES.

Nothing herein contained shall constitute the Dealer-Manager, the Soliciting Dealers and the Company as an association, partnership, unincorporated business or other separate entity, nor shall anything herein contained render the Dealer-Manager or the Company liable for the obligations of any of the Soliciting Dealers. Neither the Dealer-Manager nor the Company shall be under any liability to any Soliciting Dealer or any other person for any act or omission or any matter connected with this Agreement or the Company, except for obligations expressly assumed by an association, partnership, unincorporated business or other separate entity in this Agreement.

SECTION 6. INDEMNIFICATION.

Under the Dealer-Manager Agreement, a copy of which is included as an Exhibit to the Registration Statement, the Company has agreed to indemnify and hold harmless various parties, including each Soliciting Dealer and any party who controls such Soliciting Dealer within the meaning of the 1933 Act and the 1934 Act, from certain liabilities, and the Dealer-Manager and the Soliciting Dealers have similarly agreed to indemnify the Company and certain associated parties. The indemnification provisions of the Dealer-Manager Agreement are attached hereto as Exhibit A. In executing the Dealer-Manager Agreement, to which the form of this Soliciting Dealer Agreement is attached as Exhibit A, the Dealer-Manager acted as the representative of each of the Soliciting Dealers, and the Soliciting Dealers shall thus be deemed to be in privity of contract with the Company. By your acceptance hereof, you ratify the action of the Dealer-Manager in executing the Dealer-Manager Agreement on your behalf. Furthermore, you hereby indemnify the Dealer-Manager and hold it harmless for any losses, claims, damages, costs and other expenses (including reasonable attorneys' fees and costs) incurred by the Dealer-Manager as a result of your violation or breach of the terms (including your covenants, representations and warranties), conditions and obligations of this Agreement. The Dealer-Manager hereby agrees to indemnify each Soliciting Dealer and hold it harmless for any losses, claims, damages, costs and other expenses (including reasonable attorneys' fees and costs) reasonably incurred by a Soliciting Dealer as a result of the Dealer-Manager's violation or breach of the terms (including its representations and warranties under the Dealer-Manager Agreement) of this Agreement.

SECTION 7. NOTICES.

Any notice hereunder shall be in writing and, if to you as a Soliciting Dealer, shall be deemed to have been duly given if delivered or sent to you at the address set forth below, and if to the Dealer-Manager, if delivered or sent to us at 1543 Green Oak Place, Suite 100, Kingwood, TX 77339.

SECTION 8. PARTIES IN INTEREST.

The Agreement herein set forth is intended solely for the benefit of each Soliciting Dealer, the Dealer-Manager and the Company (and to the extent provided in Section 6 hereof certain parties associated therewith, and their successors and assigns), and no other person shall acquire or have any right by virtue of this Agreement, and the terms "successors and assigns," as used herein, shall not include any subscriber for or purchasers of the Shares, as such. The Dealer Manager may assign its rights, obligations and interests hereunder to a qualified assignee upon prior written notice to the Soliciting Dealer.

SECTION 9. GOVERNING LAW.

This Agreement shall be governed by and construed and enforced in accordance with the laws of State of Texas.

SECTION 10. AMENDMENT

This Agreement may be amended by an agreement in writing signed by all of the parties hereto.

SECTION 11. CONFIRMATION.

Please confirm your agreement to become one of the Soliciting Dealers under the terms and conditions herein set forth by signing and returning the confirmation on the enclosed duplicate copy of this letter to the undersigned D.H. Hill Securities, LLLP, 1543 Green Oak Place, Suite 100, Kingwood, TX 77339, Attention: Dan Hill.

SECTION 12. GENERAL.

The effective date of this Agreement is _____ _____ , 201_ ("Effective Date"). Notwithstanding anything to the contrary contained herein, as of the Effective Date, this Agreement will supersede and replace any prior Soliciting Dealer Agreement executed by Soliciting Dealer regarding the Offering.

Very truly yours,

D.H. HILL SECURITIES, LLLP

By: _____

    Dan Hill, President, H&H Services Inc.,
    general partner, D.H. Hill Securities, LLLP

Date: _____

AGREED AND ACCEPTED BY THE SOLICITING DEALER:

_____
(Soliciting Dealer's Firm Name)

 By: _____

    Authorized Signature

Its: _____

Address: _____
                _____

City, State, Zip: _____

Date: _____

EXHIBIT A to SOLICITING DEALER AGREEMENT

4.   Indemnification

4.1   The Company will indemnify and hold harmless the Dealers and the Dealer Manager, their officers and directors and each person, if any, who controls such Dealers or Dealer Manager within the meaning of Section 15 of the Securities Act from and against any losses, claims, damages or liabilities, joint or several, to which such Dealers or Dealer Manager, their officers and directors, or such controlling person may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (a) any untrue statement or alleged untrue statement of a material fact contained (i) in any Registration Statement or any post-effective amendment thereto or in the Prospectus or any amendment or supplement to the Prospectus or (ii) in any blue sky application or other document executed by the Company or on its behalf specifically for the purpose of qualifying any or all of the Shares for sale under the securities laws of any jurisdiction or based upon written information furnished by the Company under the securities laws thereof (any such application, document or information being hereinafter called a "Blue Sky Application"), or (b) the omission or alleged omission to state in the Prospectus or any post-effective amendment thereof or supplement thereto or in any Blue Sky Application, a material fact required to be stated therein or necessary to make the statements therein not misleading, or (c) any untrue statement or alleged untrue statement of a material fact contained in any preliminary Prospectus, if used prior to the effective date of the agreement, or in the Prospectus or any amendment or supplement to the Prospectus or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and will reimburse each of the Dealers or Dealer Manager, its officers and each such controlling person for any legal or other expenses reasonably incurred by such Dealers or Dealer Manager, its officers and directors, or such controlling person in connection with investigating or defending such loss, claim, damage, liability or action. Notwithstanding the foregoing, the Company will not be liable in any such case (a) to the extent that any such loss, claim, damage or liability arises out of, or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company or Dealer Manager by or on behalf of any Dealers or Dealer Manager specifically for use with reference to such Dealers or Dealer Manager in the preparation of the Registration Statement or any such post-effective amendment thereof, any such Blue Sky Application or any such preliminary Prospectus or the Prospectus or any such amendment thereof or supplement thereto; and (b) if it is determined that such Dealer or Dealer Manager was at fault in connection with the loss, claim, damage, liability or action, provided however, the loss, claim, liability or action is not based upon the activities of the Wholesalers. Additionally, the Company may not indemnify or hold harmless the Dealer Manager, any Dealer or any of their affiliates, in any manner that would be inconsistent with the provisions of Section II.G. of the Statement of Policy Regarding Real Estate Investment Trusts of the North American Securities Administrators Association, Inc., effective May 7, 2007, as amended (the "NASAA REIT Guidelines"). In particular, but without limitation, the Company may not indemnify or hold harmless the Dealer Manager, any Dealers or any of their affiliates for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

(a)   there has been a successful adjudication on the merits of each count involving alleged securities law violations;

(b)   such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

(c)   a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

4.2   The Dealer Manager will indemnify and hold harmless the Company and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, from and against any losses, claims, damages or liabilities to which any of the aforesaid parties may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) do not arise out of actions of the Wholesalers, and or are based upon (a) any untrue statement of a material fact contained (i) in the Prospectus, or any post-effective amendment thereof or supplement thereto or (ii) in any Blue Sky Application, or (b) the omission to state in the Prospectus or any post-effective amendment thereof or supplement thereto or in any Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, or (c) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, or in any amendment or supplement to the Prospectus or the omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein in the light of the circumstances under which they were made not misleading in each case to the extent, but only to the extent, that such untrue statement or omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Dealer Manager specifically for use with reference to the Dealer Manager in the preparation of any such Blue Sky Application or any such preliminary Prospectus or the Prospectus or any such amendment thereof or supplement thereto, or (d) any unauthorized use of sales materials or use of unauthorized verbal representations concerning the Shares by the Dealer Manager, or (e) any failure to comply with applicable laws governing money laundry abatement and anti-terrorist financing efforts, including applicable FINRA rules, SEC rules and the USA PATRIOT Act of 2001, and will reimburse the aforesaid parties, in connection with investigation or defending such loss, claim, damage, liability or action. This indemnity agreement will be in addition to any liability which the Dealer Manager may otherwise have.

4.3   Each Dealer severally will indemnify and hold harmless the Company, Dealer Manager and each of their officers and directors (including any persons named in the Prospectus with his consent, as about to become a director), and each person, if any, who controls the Company and the Dealer Manager within the meaning of Section 15 of the Securities Act from and against any losses, claims, damages or liabilities to which the Company, the Dealer Manager, any such director or officer, or controlling person may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (a) any untrue statement or alleged untrue statement of a material fact contained (i) in the Prospectus or any post-effective amendment thereof or supplement thereto or (ii) in any Blue Sky Application, or (b) the omission or alleged omission to state in the Prospectus as a part thereof or any post-effective amendment thereof or supplement thereto or in any Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, or (c) any untrue statement or alleged untrue statement of a material fact contained in any preliminary Prospectus, if used prior to the effective date of this agreement, or in the Prospectus, or in any amendment or supplement to the Prospectus or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company or the Dealer Manager by or on behalf of such Dealer specifically for use with reference to such Dealer in the preparation of any such Blue Sky Application or any such preliminary Prospectus or the

Prospectus or any such amendment thereof or supplement thereto, or (d) any unauthorized use of sales materials or use of unauthorized verbal representations concerning the Shares by such Dealer or Dealer's representations or agents in violation of Section 1 of the Soliciting Dealer Agreement or otherwise, or (e) any failure to comply with applicable laws governing money laundry abatement and anti-terrorist financing efforts, including applicable FINRA rules, SEC rules and the USA PATRIOT Act of 2001, and will reimburse the Company and the Dealer Manager and any such directors or officers, or controlling person, in connection with investigating or defending any such loss, claim, damage, liability or action. This indemnity agreement will be in addition to any liability which such Dealer may otherwise have.

4.4   Promptly after receipt by an indemnified party under this Section 4 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 4, notify in writing the indemnifying party of the commencement thereof and the omission so to notify the indemnifying party will relieve such indemnifying party from any liability under this Section 4 as to the particular item for which indemnification is then being sought, but not from any other liability which it may have to any indemnified party. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled, to the extent it may wish, jointly with any other indemnifying party similarly notified, to participate in the defense thereof, with separate counsel. Such participation shall not relieve such indemnifying party of the obligation to reimburse the indemnified party for reasonable legal and other expenses (subject to Section 4.5) incurred by such indemnified party in defending itself, except for such expenses incurred after the indemnifying party has deposited funds sufficient to effect the settlement, with prejudice, of the claim in respect of which indemnity is sought. Any such indemnifying party shall not be liable to any such indemnified party on account of any settlement of any claim or action effected without the consent of such indemnifying party.

4.5   The indemnifying party shall pay all legal fees and expenses of the indemnified party in the defense of such claims or actions; provided, however, that the indemnifying party shall not be obligated to pay legal expenses and fees to more than one law firm in connection with the defense of similar claims arising out of the same alleged acts or omissions giving rise to such claims notwithstanding that such actions or claims are alleged or brought by one or more parties against more than one indemnified party. If such claims or actions are alleged or brought against more than one indemnified party, then the indemnifying party shall only be obliged to reimburse the expenses and fees of the one law firm that has been selected by a majority of the indemnified parties against which such action is finally brought; and in the event a majority of such indemnified parties is unable to agree on which law firm for which expenses or fees will be reimbursable by the indemnifying party, then payment shall be made to the first law firm of record representing an indemnified party against the action or claim. Such law firm shall be paid only to the extent of services performed by such law firm and no reimbursement shall be payable to such law firm on account of legal services performed by another law firm.

4.6   The indemnity agreements contained in this Section 4 shall remain operative and in full force and effect regardless of (a) any investigation made by or on behalf of any Dealer, or any person controlling any Dealer or by or on behalf of the Company, the Dealer Manager or any officer or director thereof, or by or on behalf of the Company or the Dealer Manager, (b) delivery of any Shares and payment therefore, and (c) any termination of this Agreement. A successor of any Dealer or of any of the parties to this Agreement, as the case may be, shall be entitled to the benefits of the indemnity agreements contained in this Section 4.